QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 18

November 7, 2008

The Shareholders and Board of Directors of W. R. Grace & Co.

7500 Grace Drive
Columbia, MD 21044

        We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

        We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008. Notes 1 and 7 therein describe a change in accounting principle from the Last-In-First-Out (LIFO) inventory valuation method for U.S. inventories to the First-In-First-Out (FIFO) inventory valuation method. It should be understood that the preferability of one acceptable method of accounting over another for valuing inventory has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

        We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2007. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
McLean, Virginia

QuickLinks

  EXHIBIT 18